September 24, 2014

VIA EDGAR AND EMAIL

Ms. Michele Anderson

Chief

Office of Mergers and Acquisitions

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elizabeth Arden, Inc. Schedule TO filed by Rhône Capital IV et. al. Filed August 27, 2014 File No. 005-17826

Dear Mr. Orlic:

On behalf of our clients, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. (the “Purchasers”), Nightingale GP LLC and Rhône Capital IV L.P. (together with Nightingale GP LLC and the Purchasers, the “Filing Persons”), we are providing the Filing Persons’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 18, 2014, with respect to the tender offer statement on Schedule TO (File No. 005-17826) (the “Schedule TO”).

Ms. Michele Anderson
Mr. David L. Orlic
U.S. Securities and Exchange Commission
September 24, 2014

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. We have attached as Exhibit A hereto our proposed Amendment No. 2 (“Amendment No. 2”) to the Schedule TO. Terms not otherwise defined in this letter shall have the meanings set forth in the offer to purchase filed as Exhibit (a)(1)(A) (the “Offer to Purchase”) to the Schedule TO.

Source and Amount of Funds, page 20

2.	We note the response to prior comment 2. Given the magnitude of the ownership stake that the offerors will have in the issuer, assuming maximum participation in the tender offer; the augmented ability of the offerors to influence the control of the issuer through the addition of a board seat; and the fact that the offerors have only recently established an equity position in the issuer, we believe that offeror financial statements are material to a decision whether to tender in the offer, within the meaning of footnote 195 of SEC Release No. 34-42055 (October 22, 1999). Please provide financial statements of the offerors, which may be unaudited per Instruction 7 to Item 10 of Schedule TO.

Response: The Filing Persons continue to respectfully disagree with the view expressed by the Staff that the financial statements of the offerors are material to shareholders of Elizabeth Arden, Inc. (the “Company”) in determining whether to tender their Shares in the Offer. The full reasons for the Filing Persons’ view are explained below, but in essence the Filing Persons believe (i) information regarding the Filing Persons sufficient for shareholders to evaluate the Offer is disclosed on a Form ADV and the requested disclosure would not provide any information to shareholders of the Company that is material to their decision whether to tender their Shares in the Offer, (ii) footnote 195 (“Footnote 195”) of SEC Release No. 34-42055 (October 22, 1999) (the “Release”) is not applicable on its face because the Filing Persons will not control the Company after completion of the Offer, (iii) as noted in our September 15, 2014 letter to the Staff responding to the same comment, the suggested expanded interpretation of Footnote 195 is inconsistent with the Staff’s past interpretations, and (iv) policy arguments and the balance of equities do not favor requiring the Filing Persons to provide the requested financial data.

Rhône Capital IV L.P. is identified as a financial affiliate of Rhône Group L.L.C. (together with Rhône Capital IV L.P. and the other entities identified as financial affiliates, “Rhône” or “the firm”) on a Form ADV and, as such, is subject to certain rules and regulations applicable to investment advisors under the Investment Advisors Act of 1940, as amended. These rules and regulations require that each group of investment advisors annually file a Form ADV, which provides the public with significant information about the group. In particular, the Form ADV filed by Rhône states the firm’s total assets under management, type of clients, various lines of business, the owners of the firm and other matters that may be material to a potential investor. Rhône also publicly files a brochure document (written in plain English) as Part 2 of the Form ADV, which includes, among other things, a description of the firm and its clients and, importantly for these purposes, a discussion of the firm’s methods of analysis, investment business and the risks related to its investments.

The financial statements requested by the Staff go well beyond the information that Rhône is required to publicly disclose as a registered investment advisor. The Filing Persons believe that the description of Rhône’s business, as disclosed in the Form ADV, contains all material information that could be considered necessary for shareholders of the Company to determine whether to tender into the Offer, even if one considered Rhône as a “controlling” or “dominant” shareholder (although the Filing Persons respectfully continue to disagree with such characterization). To address the Staff’s concern about the availability of information regarding the Filing Persons to shareholders, the Offer to Purchase has been revised to direct shareholders to the Rhône Form ADV filed with the SEC. See paragraph 9 of the amendments to the Offer to Purchase set forth in Amendment No. 2.

Ms. Michele Anderson
Mr. David L. Orlic
U.S. Securities and Exchange Commission
September 24, 2014

Although the Filing Persons continue to maintain that financial statements are not material to the Offer in any respect, the Filing Persons would be willing to provide financial statements for the Purchasers. The Filing Persons would also be willing to supplement these financial statements with an equity commitment letter for the full amount to be paid for the Shares (assuming the Offer is fully subscribed) to further emphasize the commitment of the Filing Persons to their investment in the Company.

We respectfully continue to believe that the Filing Persons will not constitute “dominant” or “controlling” shareholders of the Company, and that the financial statements of the Filing Persons are, therefore, not material to shareholders of the Company in determining whether to tender in the Offer. We understand that the Staff’s concern does not relate to the ability of the Purchasers to fund the acquisition of the Shares tendered in the Offer, which is clearly disclosed in the Offer to Purchase. Instead, we understand that the Staff’s position is that, if a tender offeror will obtain a controlling position in the subject company as a result of a partial tender offer, then the financial condition of that offeror could be material to shareholders deciding whether to tender into the offer because it may provide information to them as to how the offeror might use – or abuse – its controlling position (by giving them insight, for example, into the offeror’s financial flexibility and possibly motivations).1

The Release provides that “whether the purpose of the tender offer is for control of the subject company” is one of several factors that may be taken into account in determining whether financial statements of the bidder are material. This factor is not applicable to the Filing Persons, because the purpose of the Offer is not to enable the Filing Persons to take control of the Company. On the contrary, the Filing Persons are expressly contractually prohibited from obtaining or seeking control of the Company.

Footnote 195 clarifies the rationale underlying the factor relating to “control of the subject company,” and should not, we believe, be read to extend the interpretation of the factor. In any event, even though Footnote 195 refers to tender offers intended to influence the management of the target, the language of Footnote 195 supports the interpretation that it is only applicable where the tender offeror is able via the tender offer to take control of the issuer. Financial information regarding the bidder is described as potentially material because, “security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” (Emphasis added).

As we previously disclosed in the Schedule TO, and as described in our letter to the Staff of September 15, 2014, the ability of the Purchasers to take control of the Company is restricted by the Purchasers’ standstill agreement not to acquire more than 30% of shares of capital stock of the Company entitled to vote generally in the election of directors. In addition, contractual restrictions on the Purchasers prevent them from becoming controlling or dominant security holders. Pursuant to the terms of the Series A Preferred Stock and the Shareholder Agreement, the Purchasers are not entitled to designate more than two directors to the Board of the Company, which is less than one-third of the Board, and the Purchasers are further contractually obligated to refrain from taking several actions with respect to the Company, including from (i) proposing any merger, recapitalization, restructuring, change of control or other extraordinary transaction, (ii) soliciting any proxies to vote any voting securities of the company, or (iii) entering into any negotiations or agreements regarding the possible purchase or sale of any securities or assets of the Company not otherwise permitted by the Shareholders Agreement. These restrictions were specifically designed to ensure that the Purchasers would remain minority, non-controlling shareholders of the Company for at least the next three years.

1 Any shareholder who finds the price offered in the tender offer attractive is likely to tender their shares as long as they are satisfied that the bidder has the financial ability to consummate the offer (which is not at issue here). We therefore surmise that the Staff’s concern is primarily for those holders who are inclined not to tender in the offer but who may be swayed to tender by learning, for example, that the person about to take control of the issuer through the partial tender offer is desperate for cash and thus likely to use their newly established control to force the issuer to sell assets or incur debt and pay an extraordinary dividend. To the extent this is a concern of the Staff, it highlights that footnote 195 is intended to apply to situations where the tender offeror will actually have control of the issuer so as to be able to bring about the consequences they desire.

Ms. Michele Anderson
Mr. David L. Orlic
U.S. Securities and Exchange Commission
September 24, 2014

As we have previously stated, the Filing Persons believe the request by the Staff to provide the financial information of the Purchasers would require the disclosure of information that Rhône considers trade secrets. In our September 15, 2014 letter to the Staff, we also cited a number of instances where tender offerors did not provide financial statements in their Schedule TO or related amendments, despite the fact that full subscription of their offers would have made them owners of a substantially greater percentage of shares of an issuer than the Purchasers seek to acquire here and found that in the majority of partial tender offers, the financial statements of the offerors were neither requested by the Staff nor provided by the offerors.

Finally, the Filing Persons believe that SEC policy considerations and the balance of equities argue in favor of not requiring the Filing Persons to provide financial statements. As is customary for private equity firms, Rhône is party to agreements requiring that certain of its financial information to remain confidential. And, like other private equity firms, Rhône’s success depends on its ability to execute its investment strategy. Rhône’s investment strategy, which would become apparent through disclosure of the Rhône Capital IV L.P. financial statements, is highly proprietary and confidential. The Filing Persons believe that the financial statements of Rhône Capital IV L.P. would fall under the exemption to disclosure under the Freedom of Information Act “trade secrets and commercial or financial information.” Although Freedom of Information Act exemptions are not expressly applicable in this situation, the Filing Persons respectfully submit that the existence of the exemption for trade secrets or financial information underscores the importance of this issue for the Filing Persons and the SEC’s acknowledgement of the harm that could be caused by providing such information. The Filing Persons believe Rhône would incur great competitive harm if it publicly disclosed such financial statements. The industry in which Rhône competes is highly competitive. To the extent such financial statements were publicly disclosed, Rhône believes it would suffer substantial competitive harm since its competitors would likely use the information to copy or potentially undercut Rhône’s investment strategy. The Filing Persons also respectfully note that, in cases where financial information of a private equity firm is provided to entities that are subject to requests under the Freedom of Information Act or similar laws, financial statements and other similar information are regularly treated as trade secrets that are exempt from disclosure requirements. To treat financial information regarding such entities differently in this case would, the Filing Persons believe, contradict the generally accepted practices of the financial industry as a whole.

The Filing Persons continue to believe that requiring financial information in tender offers such as this expands the scope of Footnote 195 beyond the text in the body of the Release, as evidenced by the tender offers mentioned above where financial statements were not required to be provided. Moreover, the Filing Persons believe that requiring the disclosure of financial statements by companies in the financial industry, for whom such information is highly sensitive, would discourage such financial industry participants from investing in public companies through the tender offer process, and that such persons may instead seek to invest through privately negotiated purchases or block trades. As a result, shareholders would have, on balance, less information about other shareholders with a sizeable investment than if the shares had been acquired through a tender offer.

Ms. Michele Anderson
Mr. David L. Orlic
U.S. Securities and Exchange Commission
September 24, 2014

Given the facts and circumstances of the Offer, the availability of information regarding Rhône on a Form ADV, and the inapplicability of footnote 195 to the Filing Persons, who by definition are not and cannot become controlling shareholders of the Company, the Filing Persons continue to believe that financial statements of the Filing Persons are not required to be disclosed in the Schedule TO.

Material Agreements, page 22

3.	We note the response to prior comment 3. That comment related to disclosure appearing in the second and third sentences of the first paragraph of Section 11, specifically, statements that that the material agreements and summaries thereof are not intended to provide factual information about the offerors or the issuer, and that the representations and warranties were made solely for the benefit of the parties. While the proposed amendment partially addresses the first point, it does not appear to address the second point. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the section of the Offer to Purchase titled “Material Agreements” has been revised. See paragraph 10 of the amendments to the Offer to Purchase set forth in Amendment No. 2.

*      *      *

The Companies acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Michele Anderson
Mr. David L. Orlic
U.S. Securities and Exchange Commission
September 24, 2014

We hope that the foregoing, and the proposed revisions to the Schedule TO, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

cc:     M. Allison Steiner, Esq.

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

EXHIBIT A

PROPOSED AMENDMENT NO. 2 TO SCHEDULE TO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ELIZABETH ARDEN, INC.

(Name of Subject Company (Issuer))

NIGHTINGALE ONSHORE HOLDINGS L.P.

NIGHTINGALE OFFSHORE HOLDINGS L.P.

(Names of Filing Persons (Offerors))

NIGHTINGALE GP LLC

(Names of Filing Persons (General Partner of Offerors))

RHôNE CAPITAL IV L.P.

(Names of Filing Persons (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

28660G106

(CUSIP Number of Class of Securities)

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

c/o Rhône Capital IV L.P.

630 Fifth Avenue, Suite 2710

New York, New York 10111

Attention: M. Allison Steiner

(212) 218-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
$109,514,221(1)	$14,105.44(2)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 6,442,013 shares of Elizabeth Arden, Inc. common stock by $17.00 per share, which is the offer price.

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$14,105.44	Filing Party:	Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC, Rhône Capital IV L.P.
Form of Registration No.:	SC TO-T	Date Filed:	August 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on behalf of Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P. (together with Nightingale Onshore Holdings L.P., “Purchasers”) Nightingale GP LLC and Rhône Capital IV L.P. on August 27, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchasers to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares, of common stock, par value $0.01 per share (the “Shares”), of Elizabeth Arden, Inc., a Florida corporation (the “Company”) (including Shares underlying warrants held by Purchasers), as of the date and time of the expiration of the offer, at a purchase price of $17.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed on behalf of Purchasers, Nightingale GP LLC, and Rhône Capital IV L.P. Nightingale GP LLC is the general partner of Purchasers. All of the limited partnership interests in Purchasers are owned, directly or indirectly, by certain investment funds controlled by Rhône Capital IV L.P.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1. All references regarding the scheduled expiration of the Offer being “Midnight, New York City time, at the end of September 24, 2014,” set forth in the Offer to Purchase (Exhibit (a)(1)(A), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby deleted and replaced with “5:00 p.m., New York City time, on October 1, 2014.”

2. Clause (iv) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

3. Clause (vi) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

4. The seventh paragraph under the section titled “Introduction” on page 9 of the Offer to Purchase is hereby amended and restated as follows:

“On September 8, 2014, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing that the Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer. We urge you to read the Schedule 14D-9.”

5. The second paragraph under the question “What does the Company’s Board of Directors think of the Offer?” in the “Summary Term Sheet” on page 5 of the Offer to Purchase is hereby amended and restated as follows:

“On September 8, 2014, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing that the Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer. We urge you to read the Schedule 14D-9.”

6. Clause (iv) of the paragraph under the question “What are the conditions to the Offer?” in the “Summary Term Sheet” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

7. Clause (vi) of the paragraph under the question “What are the conditions to the Offer?” in the “Summary Term Sheet” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

8. The last paragraph of the section titled “Certain Information Concerning the Company” on page 18 of the Offer to Purchase is hereby deleted.

9. The section titled “Source and Amount of Funds” beginning on page 20 of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of the section:

“Available Information. Rhône Capital IV L.P. is identified as a financial industry affiliate of Rhône Group L.L.C. on a Form ADV and, as such, is subject to certain rules and regulations applicable to investment advisors registered under the Investment Advisors Act of 1940, as amended. Accordingly, Rhône Capital IV L.P., Rhône Group L.L.C. and certain other affiliates are subject to certain information reporting requirements, and make information available annually on a Form ADV, including a firm brochure submitted under Part 2 of Form ADV. The most recent Form ADV, including the brochure, filed by Rhône with the SEC can be retrieved from the Investment Adviser Public Disclosure website of the Securities and Exchange Commission at www.adviserinfo.sec.gov/IAPD/Content/IapdMain/iapd_SiteMap.aspx.”

10. The second and third sentences of the second paragraph of the section titled “Material Agreements” on page 23 of the Offer to Purchase are hereby deleted and replaced with the following sentences:

“The representations, warranties and covenants contained in each agreement were made only as of specified dates and may be subject to qualifications and limitations agreed upon by the parties to the agreements. The representations and warranties and other provisions of such agreements should not be read alone, but instead should be read together with the information provided elsewhere in this Offer to Purchase and in the documents filed as exhibits to the Schedule TO.”

11. Clause (iv) of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

12. Clause (vi) of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

13. The last paragraph of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“The satisfaction or existence of any of the conditions to the Offer will be determined by Purchasers in their sole discretion, acting reasonably. The foregoing conditions are for the sole benefit of Purchasers, may be asserted by Purchasers regardless of the circumstances giving rise to any such conditions. Purchasers may not assert that any condition to the Offer has not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of Purchasers, Nightingale GP or Rhône Capital IV. Subject to the terms and conditions of applicable law, may be waived by Purchasers, in whole or in part, at any time and from time to time in its sole discretion at or prior to the Expiration Time. The failure by Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Time.”

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September [ ], 2014

NIGHTINGALE ONSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:
Name: Franz-Ferdinand Buerstedde Title: Manager

NIGHTINGALE OFFSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:
Name: Franz-Ferdinand Buerstedde Title: Manager

NIGHTINGALE GP LLC

By:
Name: Franz-Ferdinand Buerstedde Title: Manager

RHôNE CAPITAL IV L.P.

By:	RHONE HOLDINGS IV L.L.C.,
its General Partner

By:
Name: Franz-Ferdinand Buerstedde Title: Authorized Signatory

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on August 27, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(2)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(4)	Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.